June 3, 2008

NON-PUBLIC CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Special Counsel

Re:	TVI Corporation; File No. 000-10449
Form	DEFC 14A filed by Allen E. Bender on May 23, 2008

Dear Mr. Duchovny:

As discussed by phone, this letter sets forth certain concerns of TVI Corporation (“TVI” or the “Company”) in response to disclosures contained in the above-captioned filing (the “Bender Proxy Statement”). Specifically, the Company believes that multiple statements in the Bender Proxy Statement are false and/or materially misleading for purposes of Exchange Act Rule 14a-9, as set forth below.

In order to assist you in your review of the Company’s concerns, we have set forth below the relevant text from the Bender Proxy Statement appearing in italicized print followed by the Company’s concern. The order of presentation below tracks the order of appearance in the Bender Proxy Statement, and does not reflect the relative ranking of the Company’s related concern.

Letter to Stockholders, page 1

Bender Disclosure: “Last year 1,260,000 options were granted to executives, and not a single one to an employee. They couldn’t find a single deserving supervisor or key employee? What message does that send to the staff?”

Company concern: The statement is both false and offered without any substantiation whatsoever. Ignoring the fact that executives are also employees, the Company notes that in each of 2007 and 2008 options were in fact issued to non-executive employees. The Company also notes that the same disclosure appears on page 10 in Bender’s statement in opposition to Proposal Two regarding the 2008 Equity Incentive Plan. The statements should be deleted.

Letter to Stockholders, page 1

Bender Disclosure: “The Board has incurred legal costs to prevent me from presenting any proposal to the shareholders. Even now it is their position that they need not include my shareholder proposals on the Agenda, that they need not permit such proposals from the floor, and if a proposal is introduced and passed the shareholders, the Board need not comply.”

Daniel F. Duchovny, Esq.

June 3, 2008

Background of the Solicitation; Page 4

Bender Disclosure: “If the Board can refuse to put valid and legitimate stockholder proposals on the Agenda, there would have been no purpose in the Maryland Legislature enacting the law nor for the Stockholders to adopt the By-Laws provision. It is my belief that not only law but fairness and common sense require the Board to include such proposals on the Agenda.”

Company concern: These statements misstate both the Company’s position and relevant state law with respect to such matters. As set forth in the Company’s DEFC 14A filed on May 20, 2008 (the “Company Proxy Statement”), the appropriateness of any matter as a meeting agenda item is governed by relevant state law and the Company’s By-Laws. The Company’s position remains that if properly presented at the meeting in accordance with relevant state law and the Company’s By-Laws, a matter will be included on the meeting agenda. The reference to Exchange Act Rule 14a-8 is particularly misleading, as although that rule permits a company, in certain prescribed instances, to omit certain shareholder proposals from its proxy statement and proxy card, it in no way prescribes the matters which may properly be presented at a meeting. Consequently, the statements should be deleted and replaced with clarifying disclosure.

Views and Comments about the Company, Page 6

Bender Disclosure: “Which brings me to a final point—Signature. The company apparently is attempting to convert Signature from whatever it was to a disaster response capability. I still question a business model which relies on natural disasters, particularly since tents are not really appropriate for hurricane and flood situations.”

Company concern: The statement is materially misleading. The Company has consistently stated in recent filings, earnings calls and other public communications that it is repositioning Signature not as a disaster response company, but as an integrated facilities services provider which the Company believes to be a higher margin business. See, e.g., Item One, “Strategy and Markets” in TVI’s Annual Report on SEC Form 10-K for the calendar year ended December 31, 2007, filed on March 20, 2008; Current Report on SEC Form 8-K filed on November 29, 2007; and Current Report on SEC Form 8-K filed on March 11, 2008.

Poor Investor Relations, page 8

Bender Disclosure: “Recent press releases have been cryptic, disclosing the least information possible and resulting not in transparency but in uncertainty and confusion. For awhile every release caused a drop in share price. Actions seemed more concerned with self-protection than with stockholder interests.”

Company concern: The statement is both false and without any substantiation whatsoever. It should be deleted.

Board Proposal Two: Seeks Approval of TVI Corporation 2008 Equity Incentive Plan, pages 9 -11

Bender Disclosure: “In the event of a reverse split – Section 13.(a) provides that only such adjustments as the Plan Committee “deems appropriate and equitable in number, kind and price of shares covered” need be made to Options already issued. This could provide a windfall to holders of Options.”

Daniel F. Duchovny, Esq.

June 3, 2008

Company concern: The statement is materially misleading. As is customary for broad-based equity plans of this type, the Plan expressly provides that in the event of a reverse stock split, an adjustment will be made to the maximum number and kind of shares reserved for issuance or award under the Plan. It also states that the Committee shall make such adjustments as it deems appropriate and equitable in the number, kind and price of outstanding Plan awards. To be clear, the Committee is required by the Plan to make such appropriate and equitable adjustments and the language regarding Committee discretion provides needed flexibility in addressing the differing adjustments required to awards issued under broad-based equity plans of this type. Notably, in multiple recent communications with Messers Bender and Squires, the Company has squarely addressed this very point and attempted to allay any concerns that this discretion could be abused. The statement should be clarified or deleted.

Bender Disclosure: “This is all part of what appears to be a plan of current management not only to entrench itself through corporate governance measures, but also to reap the lion’s share of any economic benefit that may accrue to the shareholders should the Company’s current adverse economic situation – for which management bears significant responsibility – turn around.”

Company concern: The statement is materially misleading and offered without any substantiation whatsoever. It should be deleted.

Bender Disclosure: “Perhaps more importantly, the failure to recognize the importance of employees and give them an opportunity to participate in corporate success will tend to de-motivate and alienate the very people on whom that success depends.”

Company concern: The statement is materially misleading and offered without any substantiation whatsoever. By its express terms, the Plan is a broad-based incentive plan that provides for the grant of various equity-based awards, to employees, consultants and directors. In support of its proposal seeking adoption of the Plan, the Company states in a multitude of instances that it believes that the Plan will assist the Company to compete for, motivate and retain key employees and personnel, and not merely executives and directors. The statement should be deleted.

Modified Board Proposal Four: Stockholder Proposal to Declassify the Board of Directors, page 12

Bender Disclosure: “Even then, it is the Company’s position that such shareholder proposals need not be on the Agenda, need not be permitted from the floor, and if permitted and approved need not be binding on the Board.”

Company concern: This statement misstates the Company’s position with respect to such matters. As set forth in the Company Proxy Statement, Rule 14a-8 permits a company, in certain prescribed instances, to omit certain shareholder proposals from its proxy statement and proxy card. The Rule does not provide any ability to omit any matter from a meeting agenda, as the appropriateness of such matters as agenda items is governed by relevant state law and the Company’s By-Laws.

Bender Disclosure: “Other nominations are largely prohibited because such nominations may be a basis for exclusion by the Board from the Agenda under SEC Rule 14a-8.”

Daniel F. Duchovny, Esq.

June 3, 2008

Company concern: This statement is materially misleading. Exchange Act Rule 14a-8 provides a shareholder with access to a Company’s proxy statement and proxy card and also permits a company, in certain prescribed instances, to omit shareholder proposals from its proxy statement and proxy card based on procedural and/or substantive grounds. The Rule does not provide any ability to omit any matter from a meeting agenda, as the appropriateness of such matters as meeting agenda items is governed by relevant state law and the Company’s By-Laws, as clearly disclosed in the Company Proxy Statement under “Other Matters”.

Bender Proposal 6: Requirements for Special Meeting, page 13

Bender Disclosure: “The Company declined to provide a street name list to a formal request submitted by me last year, and even after notice of my proposals the initial position of the company was to deny my request. I have been given the list only after filing an Opposition Proxy Solicitation with the SEC. Further, such effort would fall under significant SEC regulatory requirements, making the effort even more difficult and costly. The SEC requirements would require the filing of a Schedule D if the shareholder group owned 5% or more of the outstanding stock, and an Opposition Proxy Solicitation if more than ten shareholders were involved.”

Company concern: This statement is materially misleading, as the Company has complied with its obligations both under Maryland law and SEC regulation to provide requested stockholder lists. Additionally, in July 2007, Mr. Bender requested that the Company provide a list of registered Company shareholders, which the Company voluntarily provided. In response to repeated requests for a “NOBO” list in 2008, the Company informed Mr. Bender that while it had no such list in its possession, it would provide same when and if it was obtained, consistent with its obligations under Exchange Act Rule 14a-7(a)(2)(i)(B). On May 12, the Company first received such a list and on May 13 it provided Mr. Bender with a copy of same. The statement should be deleted and replaced with clarifying disclosure.

Bender Proposal 6: Requirements for Special Meeting, page 14

Bender Disclosure: “If Proposal 3 passes a special meeting of Stockholders could be called in the future by the written request of 25% of the outstanding stock on a beneficial ownership basis.”

Company concern: As stated in the Company Proxy Statement, actual implementation of this proposal would require a revocation of the Company’s MUTA election. The power to revoke the Company’s MUTA election is vested exclusively in the Board as a matter of Maryland law and can only be effected by the Board through an amendment to the Company’s corporate charter (MGCL §3-802(b)(3)). Therefore, the proposed By-Law amendment is contrary to both the Company’s charter and Maryland law (i.e., MUTA). Under MGCL §2-110(a) and its predecessors, a By-Law amendment is invalid as a matter of Maryland corporate law if it is contrary to either law (see e.g., Darrin v. Hoff, 99 Md. 491, 499, 58 A. 196, 200 (1904); and Anacostia Tribe No. 12 v. Murbach, 13 Md. 91, 94 (1859)) or a company’s charter (see e.g., Kenney v. Morgan, 22 Md. App. 698, 713-14, 325 A.2d 419, 427 (Ct. Sp. App. 1974); and Mutual Fire Insurance Co. v. Farquhar, 86 Md. 668, 671, 34 A.527, 528 (1898)). Consequently, the proposal is not the proper subject for stockholder action. Accordingly, if presented at the meeting, the Chairman of the meeting will rule any such proposal out of order unless it is re-worded and presented at the meeting as a “precatory” proposal, that is, a recommendation that the Board consider taking the appropriate steps necessary to effect such action.

Daniel F. Duchovny, Esq.

June 3, 2008

Bender Proposal 9: Election not to be Subject to Subtitle 3-8, page 14

Bender Disclosure: “MUTA is now widely recognized as a mechanism that can be employed by a corporate board for the primary purpose of entrenching itself and insulating itself from shareholder oversight.”

Company concern: The statement is materially misleading and offered without any substantiation whatsoever. The statement should be deleted.

Bender Disclosure: “These provisions of MUTA take from the Stockholders their right to establish a Charter and By-Laws for governance of their Company, and gives that power to the incumbent Board.”

Company concern: The statement is materially misleading and offered without any substantiation whatsoever. The statement should be deleted.

Bender Proposal 10: Equal Rights for All Shares, page 17

Bender Disclosure: “Further, termination of the Plan would not breach any agreements or cause negative consequences since the Rights have not become exercisable and have never been issued.”

Company concern: The statement is false. In connection with the December 2, 2003 adoption of the Rights Plan and as is customary for such plans, the Company Board of Directors declared a dividend of one preferred share purchase right thereunder for each share of Company Common Stock outstanding as of the close of business on December 3, 2003. Since the rights have already been issued, termination of the Rights Plan would require the Company to redeem the outstanding rights and take other action. The statement should be deleted.

Vote Required, page 9

Bender Disclosure: “The holders of a majority of the issued and outstanding shares of Common Stock must be present or represented at the meeting for there to be a quorum for the conduct of business. If a quorum is present and/or represented at the meeting, then the two nominees for directors who receive the highest number of votes of the votes cast will be elected. For these purposes, abstentions and “broker non-votes” will not be counting as voting for or against the proposal to which it relates. The affirmative votes of a majority of the outstanding shares of Common Stock having voting power present at the meeting, in person or by proxy and voting thereon, is required to approve each of the other proposals and to take action on such other matters as may properly come before the meeting. In addition, pursuant to the New York Stock Exchange rules, the total votes cast on Proposal 2 (the Equity Incentive Plan) must equal or exceed 50% of all shares entitled to vote on the proposal.”

Company concern: The statement in the last sentence is false. As stated in the Company Proxy Statement, the affirmative vote of a majority of the total votes cast in person or by proxy at the meeting is required for each of: (i) the ratification of the Company’s selection of the registered independent public accountants, (ii) the approval of the Company’s 2008 Equity Incentive Plan, (iii) the approval of the stockholder proposal seeking to declassify our Board, and (iv) any other matter properly brought before the Annual Meeting. Mr. Bender’s statement that the New York Stock Exchange rules require the affirmative vote of 50% or more of all shares entitled to vote on

Daniel F. Duchovny, Esq.

June 3, 2008

Proposal 2 is misplaced. The rule relevant to the Company is NASDAQ Marketplace Rule 4350(i)(6), which provides that “the minimum vote which will constitute shareholder approval shall be a majority of the total votes cast on the proposal,” as stated in the Company Proxy Statement. The statement should be deleted and replaced with disclosure stating the correct vote required.

Vote Required, page 9

Bender Disclosure: “Shares represented by proxies marked “abstain” with respect to these matters will be treated as votes and will have the same effect as a vote “against” these matters.”

Company concern: The statement is false. Under the Company’s By-Laws and relevant Maryland law (see, e.g., MGCL §2-506(a)(1) and Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 921 n.1 (D. Md.), aff’d, 948 F. 2nd 1281 (4th Cir. 1991)), abstentions are not counted as “votes cast” and thus will have no effect on the outcome of any of the proposals, as stated in the Company Proxy Statement. Consequently, the statement should be deleted and replaced with disclosure correctly stating the treatment of abstentions under Maryland law.

*        *        *        *        *         *        *        *        *        *

The Company appreciates your attention to these concerns and strongly encourages the Staff to take appropriate action to prohibit Bender or others from delivering the Bender Proxy Statement to any Company stockholder until such time it has been revised to correct the false and misleading disclosures noted above. Additionally, the Company reserves the right to bring additional concerns to the Staff’s attention if it deems it appropriate.

If you have any questions or comments regarding this letter, please contact either the undersigned at 410-347-8707 or D. Scott Freed at 410-347-8763.

Sincerely,

/s/ FRANK S. JONES, JR.
Frank S. Jones, Jr.

cc:	Sean R. Hunt
D. Scott Freed